

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF

CORPORATION FINANCE

Via U.S. Mail and Facsimile

Mail Stop 4631

June 2, 2010

Joseph Kwok
Chief Executive Officer
SeaCube Container Leasing Ltd.
1 Maynard Drive
Park Ridge, New Jersey 07656

> **Re:** **SeaCube Container Leasing Ltd.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 20, 2010**
> **File No. 333-165752**

Dear Mr. Kwok:

We have reviewed your filing and have the following comments.

General

1. We note your response to comment three of our letter dated May 14, 2010 and we reissue the comment. Notwithstanding the fact that you believe the issuance of the common shares in April 2010 was exempt from registration under Section 4(2) of the Securities Act, in order to register the resale of a portion of those shares to the underwriters to cover the potential over-allotment, the private placement must be "complete" before the registration statement is filed. To the extent that any of the shares fulfilling the over-allotment are comprised of securities issued to the selling stockholder subsequent to the filing of the initial registration statement on March 29, 2010, then it appears that the recapitalization issuance is not "complete" for purposes of establishing the availability of Rule 152 to separate the recapitalization issuance and resale as separate transactions. Please advise, citing to applicable Division guidance and, as necessary, the provisions of the pertinent contractual arrangement, if any, that binds the parties.

Formation and Corporate History, page 5

2. We note your response to comment six of our letter dated May 14, 2010. Please

further advise why it was necessary to create SeaCube Container Holdings Ltd. and SeaCube Container Investment LLC in order to finalize the separation of your container leasing business from other businesses of Seacastle and to establish the appropriate organizational structure.

Summary Historical Consolidated Financial Data, page 10

3. We note your response to comment seven of our letter dated May 14, 2010. Your disclosures indicate that Adjusted EBITDA is the basis for calculating selected financial ratios as required in the debt covenants of several of your credit facilities. In comment 47 of our letter dated April 23, 2010, we requested that you disclose the specific terms of any material debt covenants with any required ratios. We also requested that you disclose the actual ratios as of each reporting date for any material debt covenants for which it is reasonably likely that you will not be able to meet such covenants and consider showing the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts. The disclosures you provided on pages F-22 and F-23 do not refer to any covenants which are calculated based on Adjusted EBITDA. Please expand your disclosures as necessary.

4. You use Adjusted EBITDA as both a performance and liquidity measure. Please provide two separate reconciliations rather than one combined reconciliation to more clearly show how Adjusted EBITDA is determined based on the most directly comparable U.S. GAAP amounts. The first should reconcile Adjusted EBITDA to cash flows from operating activities and the second should reconcile Adjusted EBITDA to net income (loss).

Principal and Selling Shareholders, page 114

5. We note your response to comment 12 of our letter dated May 14, 2010 and we reissue the comment. Question 140.02 of the Regulation S-K Compliance and Disclosure Interpretations does not contemplate omission of the natural person that has sole or shared voting and investment control over the securities registered for resale. Provide us with a more detailed explanation that supports your view that disclosure is not required under the circumstances.

Financial Statements

Consolidated Statements of Changes in Shareholders' Equity, page F-5

6. Please help us understand how you retroactively restated the shareholders' equity accounts as a result of the Structure Formation. Specifically, please help us understand how you determined that the entire residual amount of member's equity, as previously reported in the financial statements of Container Leasing

International, LLC in the Form S-1/A#1, less the par value of common shares issued should be reflected in retained earnings. Please tell us what consideration you gave as to whether a portion of this residual amount should be reflected in a paid-in capital account.

Note 1. Description of Business and Basis of Presentation, page F-7

2009 Sale, page F-9

7. We note your response to comment 18 of our letter dated May 14, 2010. You determined that the sale of containers and the management fees generated from the Administrative Services Agreement are separate units of accounting. Please provide us with a summary of the analysis you performed to determine that the allocation of the total consideration to both revenue streams was reasonable. Please specifically address how you determined that you have objective and reliable evidence of fair value for both streams, the evidence that you used, and how this evidence led you to determine that the allocation was reasonable. Refer to ASC 605-25-30-2 and ASC 605-25-30-7 through 9.

Note 14. Related Party Transactions

Shareholder Note, page F-36

8. We note your response to comment 20 of our letter dated May 14, 2010. In a similar manner to your response, please disclose how you determined it was appropriate to record the loan made to your initial shareholder as an asset on your balance sheet based on the guidance provided in SAB Topic 4:G.

You may contact Nudrat Salik, Staff Accountant at (202) 551-3692 or Rufus Decker, Accounting Branch Chief at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or me at (202) 551-3397 with any other questions.

Sincerely,

Jay Ingram
Legal Branch Chief

cc: Joseph A. Coco, Esq. (*Via facsimile 917/777-3050*)
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